SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934
SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.
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(Name of Issuer)

Common Stock, par value $0.001 per share

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(Title of Class of Securities) 829357102
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(CUSIP Number) Richardson & Patel LLP Murdock Plaza 10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024 310.208.1182 (Tel) 310.208.1154 (Fax)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 5, 2010
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 829357102
___________________________________________________________________________________ (1) Names of reporting persons Ruiyun Li
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions) (a) (b)
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or place of organization People’s Republic of China
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:
(7)Sole Voting Power 913,009
____________________________________________________________ (8)Shared Voting Power
____________________________________________________________ (9)Sole Dispositive Power 913,009
____________________________________________________________ (10)Shared Dispositive Power
_________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person 913,009
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11)
6.21% ________________________________________________________________________________ (14)Type of Reporting Person (See Instructions) IN
________________________________________________________________________________

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of SinoCoking Coal and Coke Chemical Industries, Inc., a Florida corporation (the “Company”). The address of the Company’s principal executive office is: 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District, Pingdingshan, Henan Province, People’s Republic of China, 467000.

ITEM 2. Identity and Background

(a)           This Schedule 13D is being filed on behalf of Ms. Ruiyun Li, a citizen of People’s Republic of China. The person named in this paragraph is sometimes referred to individually herein as a “Reporting Person.”

(b)           The address for the Reporting Person is: 10th Floor, Chengshi Xin Yong She, Tiyu Road, Xinhua District, Pingdingshan, Henan Province, People’s Republic of China, 467000.

(c)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(d)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ruiyun Li is a citizen of the People’s Republic of China.

ITEM 3. Source of Amount of Funds or Other Compensation

The Reporting Person acquired the reported securities as a result of a share exchange transaction (“Exchange Transaction”). On July 17, 2009, the Company entered into a share exchange agreement (“Exchange Agreement”) with the Company (then named “Ableauctions.com, Inc.”, and its significant shareholders Abdul Ladha and Hanifa Ladha, Top Favour Limited, a British Virgin Islands corporation and holding company (“Top Favour”), and the shareholders of Top Favour, consisting of 12 individuals and 5 entities, who collectively held 100% of Top Favour’s issued and outstanding share capital.  Among the shareholders of Top Favour was Ruiyun Li.

At the closing of the Exchange Agreement on February 5, 2010, the Company issued an aggregate of 13,117,952 shares of Common Stock to the shareholders of Top Favour in exchange for all of the outstanding capital stock of Top Favour, and Top Favour became a wholly-owned subsidiary of the Company. Concurrently with the closing the Exchange Agreement, the Company also completed an equity financing (“Financing”) pursuant to which the Company issued and sold 1,180,892 shares of Common Stock, and warrants for the purchase of up to 590,446 shares of Common Stock with an exercise price of $12.00 per share, which brought the total number of issued and outstanding shares of Common Stock of the Company to 14,708,554.

The Exchange Agreement, Financing, and all transactions related thereto were approved by the Company’s directors and its majority shareholders, and by Top Favour’s directors and its shareholders.

ITEM 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock in the above-described Exchange Transaction because she was a shareholder of Top Favour immediately prior to the share exchange.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

ITEM 5. Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference. Applicable percentages are based upon 14,708,554 shares of common stock outstanding as of February 5, 2010.

(b)           The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)           All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)           None.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

(1) (2)
Share Exchange Agreement dated July 17, 2009, by and among the Company, the Company’s significant shareholders, Top Favour and the shareholders of Top Favour, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2009.

First Amendment to Share Exchange Agreement dated November 25, 2009, by and among the Company, the Company’s significant shareholders, Top Favour and the shareholders of Top Favour, incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

/s//s/ Ruiyun Li
Ruiyun Li, an individual